Exhibit 99.1

Media Release

Planegg/Munich, Germany, April 06, 2020

MorphoSys Provides Update on Impact of COVID-19 on Business Operations and Precautionary Measures

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) provided an update on its business and the measures the Company is taking to mitigate the impact of the rapidly evolving global COVID-19 pandemic on its employees, patients and the broader community.

“The well-being of our employees and patients is our top priority,” said Jean-Paul Kress, M.D., CEO and Chairman of the MorphoSys Management Board. “In this unprecedented crisis, we are committed to taking every necessary precaution to help reduce the spread of the virus and to break the cycle of infection. While we are working closely with the sites and our investigators to mitigate the impact of the COVID-19 pandemic on our clinical studies and to continue delivering the medicines our patients desperately need, we are putting their safety and that of the site personnel first. We are closely monitoring the COVID-19 situation and are continuously evolving our mitigation efforts to support the long-term value of our business.”

Impact on Employees and Business Operations:

MorphoSys has activated its business continuity plans to minimize business disruption and ensure the well-being of its staff. A number of actions were implemented, aiming at slowing the spread of COVID-19 and to protect the health and safety of our employees and their families, including a mandatory work-from-home policy for those able to perform their jobs from home, flexible work schedules, restrictions on in-person meetings, visitor access to MorphoSys sites and business travel.

Clinical Trials:

MorphoSys is conducting a number of clinical studies with its investigational medicines, and is closely monitoring each program individually and the overall situation. The Company is making adjustments where necessary, responding to regulatory, institutional, and government guidance and policies related to COVID-19. The top priority is to ensure the safety of all participants in its clinical programs and the integrity of the studies in which they participate.

An increasing number of clinical trial sites are restricting site and patient visits to protect both site staff and patients from possible COVID-19 exposure. Consequently, MorphoSys is continuously monitoring the situation and deciding how to proceed on a “study-by-study” and “country-by-country” basis to ensure patient safety and data integrity.

•	Accordingly, enrollment/screening of patients in the M-PLACE study with MOR202 is temporarily paused. This could lead to delays in previously communicated timelines.

•	Enrollment of patients will continue in studies with the potential for significant benefit in life-threatening indications.

•	Already enrolled patients will continue to receive study drug.

The Company remains committed to maintaining its development plans but acknowledges the potential impact on clinical studies given the rapidly evolving global environment.

MorphoSys maintains previously communicated guidance on its 2020 corporate milestones. However, the situation is highly dynamic and it is not possible to reliably predict or quantify the potential impact on ongoing and planned clinical studies and business operations.

MorphoSys will continue to monitor and evaluate the situation and will provide updates on its website, and in connection with its upcoming quarterly reportings.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 28 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. MorphoSys’ most advanced proprietary product candidate, tafasitamab (MOR208), is in late-stage clinical development for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (r/r DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has over 400 employees. More information at www.morphosys.com

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to tafasitamab, interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates, the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab, and expected royalty and milestone payments in connection with MorphoSys’ collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations may be incorrect regarding the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to tafasitamab, interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab, and expected royalty and milestone payments in connection with MorphoSys’ collaborations, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, including a potential impact of the ongoing global COVID-19 crisis. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Investor Contact:

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Media Contact:

Dr. Anca Alexandru

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26738

Anca.Alexandru@morphosys.com

Dr. Verena Kupas

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com